Exhibit 99.1

Unaudited condensed consolidated interim statement of comprehensive income

		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
	Note	$’000	$’000	$’000	$’000
Operating expenses
Research and development	3	(7,176)	(4,240)	(14,482)	(8,954)
General and administration	3	(2,749)	(2,510)	(5,862)	(5,802)
Loss from operations		(9,925)	(6,750)	(20,344)	(14,756)

Finance income	4	2,122	-	3,611	-
Finance expense	4	(179)	-	(350)	-
Movement of expected credit loss		217	-	18	-
Foreign exchange gain/(loss)	3	36	7,084	(1,601)	9,327
Total other income		2,196	7,084	1,678	9,327

(Loss)/profit before tax		(7,729)	334	(18,666)	(5,429)
Tax charge/(credit)		-	-	-	-
(Loss)/profit for the period		(7,729)	334	(18,666)	(5,429)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities		(1,512)	-	(788)	-
Currency translation adjustment		(57)	(7,054)	1,619	(9,315)
Total comprehensive loss for the period		(9,298)	(6,720)	(17,835)	(14,744)

Attributable to owners:
(Loss)/profit for the period		(7,729)	334	(18,666)	(5,429)
Total comprehensive loss for the period		(9,298)	(6,720)	(17,835)	(14,744)

(Loss)/earnings per share
Basic and diluted (loss)/earnings per share (in USD)	15	(0.15)	0.01	(0.36)	(0.10)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of financial position

		At June 30,	At December 31,
		2023	2022
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	5	96,895	165,955
Other financial assets	5	54,728	-
Marketable securities	6	13,761	-
Other current assets	7	1,015	2,586
Total current assets		166,399	168,541
Non-current assets
Marketable securities	6	72,697	85,724
Property, plant and equipment	8	1,176	97
Total non-current assets		73,873	85,821
Total assets		240,272	254,362

LIABILITIES AND EQUITY
Current liabilities
Trade payables	9	2,912	1,868
Lease liability	10	267	-
Other current liabilities	11	3,378	2,678
Total current liabilities		6,557	4,546
Non-current liabilities
Lease liability	10	732	-
Total non-current liabilities		732	-
Total liabilities		7,289	4,546

Equity attributable to owners
Share capital		1,301	1,301
Additional paid-in capital		291,448	291,448
Other reserves		2,809	2,595
Foreign currency translation reserve		(11,416)	(13,035)
Accumulated deficit		(51,159)	(32,493)
Total equity		232,983	249,816
Total liabilities and equity		240,272	254,362

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the period	-	-	-	-	(5,429)	(5,429)
Translation adjustment	-	-	-	(9,315)	-	(9,315)
Total comprehensive loss for the period	-	-	-	(9,315)	(5,429)	(14,744)
Share-based compensation expense	-	-	793	-	-	793
Total transactions with owners	-	-	793	-	-	793
At June 30, 2022	1,301	291,448	1,159	(15,218)	(15,466)	263,224

At January 1, 2023	1,301	291,448	2,595	(13,035)	(32,493)	249,816
Loss for the period	-	-	-	-	(18,666)	(18,666)
Other comprehensive (expense)/income	-	-	(788)	1,619	-	831
Total comprehensive (loss)/income for the period	-	-	(788)	1,619	(18,666)	(17,835)
Share-based compensation expense	-	-	1,002	-	-	1,002
Total transactions with owners	-	-	1,002	-	-	1,002
At June 30, 2023	1,301	291,448	2,809	(11,416)	(51,159)	232,983

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of cash flows

	Six months ended June 30,
	2023	2022
	$’000	$’000
Cash flows from operating activities
Loss for the period	(18,666)	(5,429)
Depreciation	157	22
Share-based compensation expense	1,002	793
Finance income	(3,611)	-
Finance expense	350	-
Movement of expected credit loss	(18)	-
Foreign exchange loss/(gain)	1,601	(9,327)
Movement in working capital	3,173	2,654
Cash flows used in operating activities	(16,012)	(11,287)
Finance expense paid	(280)	-
Finance income received	1,381	-
Net cash used in operating activities	(14,911)	(11,287)

Cash flows used in investing activities
Purchase of other financial assets	(54,000)	-
Purchase of property, plant and equipment	(68)	(34)
Cash flows used in investing activities	(54,068)	(34)

Cash flows used in financing activities
Payment of lease liability	(107)	-

Net decrease in cash	(69,086)	(11,321)
Cash at the beginning of the period	165,955	276,776
Impact of foreign exchange on cash	26	(78)
Cash at the end of the period	96,895	265,377

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate, GH002, a proprietary intravenous mebufotenin product candidate, and GH003, a proprietary intranasal mebufotenin product candidate.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on August 23, 2023.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2022, are expected to be filed with the Companies Registration Office by November 26, 2023.

New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group and that have had any material impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant and are not listed here.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of June 30, 2023. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of June 30, 2023, the Group’s cash and cash equivalents amounted to $96.9 million (December 31, 2022: $166.0 million). The Group also held marketable securities of $86.5 million and other financial assets of $54.7 million as of June 30, 2023, (December 31, 2022: marketable securities of $85.7 million and other financial assets of $nil). The Group’s marketable securities are quoted in active markets and are an additional source of liquidity.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The Board of Directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are consistent with those that applied in the preparation of the consolidated financial statements for the year ended December 31, 2022.

Accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements except for the amendments and new accounting policies set out below.

Other financial assets
Other financial assets represent money market funds with a weighted average maturity of more than 90 days and are carried at fair value through profit or loss as the cash flows from these funds do not represent solely payments of principal and interest.

Leases and right-of-use assets
The Group recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. Under IFRS 16 the Group recognizes a ROU asset and a lease liability at the lease commencement date at the present value of the future lease payments, discounted at the Group’s incremental borrowing rate. The ROU asset is subsequently depreciated using the straight-line method over the lease term within depreciation expenses and an interest expense on lease liabilities is recognized within finance expense in the Group’s unaudited condensed consolidated interim income statement. The interest expense is calculated based on the incremental borrowing rate of the Group.

For short-term or low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Current and deferred income tax
The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three and six months ended June 30, 2023 and 2022, which is in line with the Company’s estimate for the full year. No deferred tax assets have been recognized as there is no certainty that sufficient taxable profits will be generated within the required timeframe to be able to utilize these tax loss carry-forwards in full.

Loss and earnings per share
Basic loss and earnings per share is calculated by dividing the net loss or profit attributable to shareholders by the weighted average number of shares in issue during the period. Diluted earnings per share is calculated using the treasury method which adjusts for the potential dilutive effect of other share options if such share options were exercised and are not anti-dilutive.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

3.	Expenses by nature

The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000
External research and development expenses	5,489	3,118	11,314	7,001
Employee expenses[1]	1,626	1,025	3,045	1,823
Depreciation	10	7	20	15
Other expenses	51	90	103	115
Total research and development expenses	7,176	4,240	14,482	8,954

External costs	1,839	1,932	4,109	4,681
Employee expenses[2]	840	574	1,616	1,114
Depreciation	70	4	137	7
Total general and administrative expenses	2,749	2,510	5,862	5,802
Total operating expenses	9,925	6,750	20,344	14,756

1Included in employee expenses is share based compensation expense of $0.2 million and $0.6 million for the three and six months ended June 30, 2023, respectively, relating to employees in the research and development department (three and six months ended June 30, 2022, $0.3 million and $0.4 million, respectively).

2 Included in employee expenses is share based compensation expense of $0.2 million and $0.4 million for the three and six months ended June 30, 2023, respectively, relating to employees in the general and administrative department (three and six months ended June 30, 2022, $0.2 million and $0.4 million, respectively).

Foreign exchange gain

Foreign exchange gain of $36 thousand for the three months ended June 30, 2023 (3 months ended June 30, 2022, gain of $7.1 million), and foreign exchange loss of $1.6 million for the six months ended June 30, 2023 (6 months ended June 30, 2022, gain of $9.3 million) consists primarily of gains and losses related to the translation of the U.S. dollar cash and other financial assets balance into euro in the accounts of the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in the Group’s consolidated financial statements for the year ended December 31, 2022.

At June 30, 2023, if the U.S. dollar had weakened/strengthened by 10% against the euro with all other variables held constant, the loss before tax for the six months ended June 30, 2023, would have been $8.1 million higher/lower, mainly related to the translation of cash and other financial assets held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
4.	Finance income and expense

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000
Finance income
Gain on cash equivalents and other financial assets at fair value through profit and loss	1,089	-	1,554	-
Interest income under effective interest rate method at fair value through other comprehensive income (“FVOCI”)	1,033	-	2,057	-
Finance income	2,122	-	3,611	-

Finance expense
Finance expense on investments	(163)	-	(316)	-
Finance expense on lease liability	(16)	-	(34)	-
Finance expense	(179)	-	(350)	-

5.	Cash and cash equivalents

	June 30,	December 31,
	2023	2022
	$’000	$’000
Cash at bank and in hand	60,397	130,252
Cash equivalents	36,498	35,703
	96,895	165,955

During the six months ended June 30, 2023, an investment of $54.0 million was made in a money market fund. This investment was classified as other financial assets.

6.	Marketable securities

Marketable securities
$’000
Fair value
At January 1, 2023	85,724
Additions	-
Accrued interest	2,057
Interest received	(553)
Fair value movement	(770)
At June 30, 2023	86,458

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The Group holds government and corporate listed bonds which comprise marketable securities measured at FVOCI. These marketable securities had a fair value of $86.5 million at June 30, 2023, (December 31, 2022: $85.7 million). The impairment loss allowance for expected credit losses at the reporting date was $0.1 million (December 31, 2022: $0.1 million). At June 30, 2023, the maturity of the Group’s marketable securities ranges from seven months to four years. This maturity has been reflected in the allocation of current and non-current assets in the unaudited condensed consolidated interim statement of financial position.

The Group is exposed to credit risk on its cash and cash equivalents, other financial assets and marketable securities in the event of default of the counterparties. The Group’s cash balance is maintained with well established, highly rated financial institutions. The Group’s marketable securities are mainly comprised of investment grade bonds. The Group monitors the credit risk of its investments on a regular basis.

A reconciliation of the movement through OCI relating to marketable securities for the three and six months ended June 30, 2023, is as follows:

Three months ended June 30, 2023
$’000
At April 1, 2023	(1,282)
Revaluation adjustments	1,295
Movement of expected credit losses on assets measured at FVOCI	217
At June 30, 2023	230

Six months ended June 30, 2023
$’000
At January 1, 2023	(558)
Revaluation adjustments	770
Movement of expected credit losses on assets measured at FVOCI	18
At June 30, 2023	230

7.	Other current assets

Other current assets primarily represent prepayments, VAT receivable and research and development tax credit receivable.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
8.	Property, plant and equipment

Property, plant and equipment increased to $1.2 million at June 30, 2023, from $0.1 million at December 31, 2022, an increase of $1.1 million. This was due to a lease for office space which the Group entered into during the period. The term of the lease is four years and nine months and annual cashflows associated with it are $0.3 million.

Right of Use Asset - Office
$’000
At January 1, 2023	-
Additions	1,179
Depreciation expense	(125)
At June 30, 2023	1,054

At the lease commencement date, a ROU asset was recognized at the present value of the future lease payments, discounted at the Group’s incremental borrowing rate.

9.	Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which have been billed and are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

10.	Lease liability

At June 30, 2023, the Group’s lease liability amounted to $1.0 million relating to the lease of an office as explained in Note 8, “Property, plant and equipment”.

11.	Other current liabilities

Other current liabilities primarily represent accruals for operating expenses and employee tax payable.

12.	Contingencies

As of June 30, 2023, there were no material contingencies which required adjustment or disclosure in the unaudited condensed consolidated interim financial statements (2022: none).

13.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of June 30, 2023, the Company has 548,817 ordinary shares available for the future issuance of share-based equity awards.

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants.

During the three and six months ended June 30, 2023, the Company granted the option to purchase 248,500 and 270,820 ordinary shares, respectively, to employees which were in line with the general terms of the Share Option Plan. During the three and six months ended June 30, 2023, 78,499 share options were forfeited.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Of the 248,500 share options granted during the three months ended June 30, 2023, 174,000 share options were issued with a contractual term (expiration) of seven years from the grant date with an exercise price of $0.025 per share. A further 20,000 share options of those issued during the three months ended June 30, 2023, vested immediately and had no service condition attached to them. The contractual term (expiration) of those 20,000 share options was eight years from the grant date with the exercise price set at the closing market price on the day prior to grant.

The following table summarizes the share option awards outstanding as of June 30, 2023:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2022	15.32	461,596	7.14
Granted	3.64	270,820	7.19
Forfeited	12.60	(78,499)	7.09
At June 30, 2023	10.81	653,917	6.82

45,244 of the awards outstanding as of June 30, 2023 were exercisable and awards expire through 2031. As of June 30, 2023, 109,748 awards are vested and generally subject to a 2 year service condition.

The weighted average grant date fair value of awards granted during the three and six months ended June 30, 2023 was $8.08 and $8.01 per award, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the three and six months ended June 30, 2023, were determined on the date of the grant using the following assumptions:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Share price, in USD	8.38-12.74	8.38-12.74
Strike price, in USD (weighted average)	3.09	3.63
Expected volatility	86%-88%	86%-88%
Award life (weighted average)	5.5	5.5
Expected dividends	-	-
Risk-free interest rate	3.50%-3.94%	3.50%-4.22%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of June 30, 2023, Other Reserves within equity includes $3.0 million (December 31, 2022: $2.0 million) relating to the Group’s Share Option Plan. The amount of expense for all awards recognized for services received during the three months ended June 30, 2023 was $0.4 million (three months ended June 30, 2022: $0.3 million) and for the six months ended June 30, 2023 was $1.0 million (six months ended June 30, 2022: $0.8 million).

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
14.	Related party disclosures

There have been no transactions in the three months ended June 30, 2023 and ended June 30, 2022 with related parties that had a material effect on the financial position or performance of the Group.

15.	Loss and earnings per share

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(Loss)/profit attributable to shareholders (in $’000)	(7,729)	334	(18,666)	(5,429)
Weighted average number of shares in issue	52,020,849	52,020,849	52,020,849	52,020,849
Basic and diluted (loss)/earnings per share (in USD)	(0.15)	0.01	(0.36)	(0.10)

For the three months ended June 30, 2023, and the six months ended June 30, 2023, and 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

For the three months ended June 30, 2022, basic and diluted earnings per share are calculated on the weighted average number of shares issued and outstanding and, in the case of diluted earnings per share, exclude shares to be issued under the Share Option Plan. The shares to be issued under the Share Option Plan have been excluded as the total of the exercise price and the average unrecognized compensation for the period of the options was greater than the average per share closing price during the three months ended June 30, 2022, and as such are anti-dilutive.

16.	Events after the reporting date

There were no events after the reporting date requiring disclosure in these unaudited condensed consolidated interim financial statements.